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December 4, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re: John Hancock Trust ("JHT")
    File Nos. 2-94157; 811-04146

Dear Sir/Madam:

This letter is in response to comments received via telephone on November 15, 2007, from the staff of the Securities and Exchange Commission ("SEC") with respect to Post-Effective Amendment No. 76 to the Registration Statement of JHT on Form N-1A as filed with the SEC on October 12, 2007 (accession no. 0000950135-07-006125) ("Amendment No. 76"). Set forth below is a summary of each comment followed by JHT's response. Page references are to the bottom page numbers in Amendment No. 76.

PROSPECTUS

Comment 1 - page 5 "Fund Annual Expenses." The bracketed footnote 1 refers to adding an applicable waiver; add the applicable waiver or delete the reference to a fee waiver.

Response 1 - A contractual fee waiver has been added to the Global Balanced
Trust.

Comment 2 - page 4-5 "Fund Annual Expenses." The expense table is materially incomplete, under Rule 485(c)(1) under the Securities Act of 1933, as amended (the "Securities Act"), and needs to be completed. Once the expense table is completed, a subsequent 485(a) filing should be filed with the SEC.

Response 2 - JHT will file a subsequent 485(a) filing with an updated expense table and request acceleration of the filing by the SEC.

Comment 3 - page 4-5 "Fund Annual Expenses," and page 21 "Other Permitted Investments." Indicate whether any of the Global Balanced Trust, Lifecycle 2010 Trust, Lifecycle 2015, Lifecycle 2020 Trust, Lifecycle 2025 Trust, Lifecycle 2030 Trust, Lifecycle 2035 Trust, Lifecycle 2040 Trust, Lifecycle 2045 Trust, Lifecycle 2050 Trust, or Lifecycle Retirement Trust (the "Funds of Funds") is short selling 25% or more of its securities. If so, add an additional column to the Fund Annual Expenses table for the relevant fund to provide the dividend expenses or include the dividend expenses in the Other Expenses column and add an explanatory footnote.

Response 3 - No Fund of Funds intends to short sell 25% or more of its securities as part of its investment strategy.

Comment 4 - general comment. For the Funds of Funds, add disclosure that expenses may be higher as a result of the Funds of Funds investing in underlying funds that have additional expenses and advisory fees.

Response 4 - In the "Principal Risks of Investing in this Fund" section for each Fund of Funds, there is disclosure regarding "Investment Company Securities Risk" that states "Each Fund may invest in securities of other investment companies. The total return on such investments will be reduced by the operating expenses and fees of such other investment companies, including advisory fees. Investments in closed-end funds may involve the payment of substantial premiums above the value of such investment companies' portfolio securities."

Comment 5 - page 33-34 "Subadvisory Arrangements and Management Biographies." In accordance with Item 5(a)(2) of Form N-1A, add portfolio management information for Deutsche Investment Management Americas, Inc. ("DeAM"), which provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited ("MFC Global (U.S.A.)") in its management of the Funds of Funds.


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Response 5 - The portfolio managers of each of the Fund of Funds are described under the Subadvisory Arrangements and Management Biographies section and the subadviser, MFC Global U.S.A. DeAM provides consulting services to MFC Global (U.S.A.) in connection with its management of the Funds of Funds and does not purchase or sell securities on behalf of the Funds of Funds. No employee or officer of DeAM is primarily responsible for the day-to-day management of the Funds of Funds' portfolios. Accordingly, the following disclosure has been added to the prospectus regarding DeAM:

          DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

          DeAM provides consulting services to MFC Global (U.S.A.) in its management of the Funds of Funds. DeAM, located at 345 Park Avenue, New York, New York 10154, is an indirect wholly-owned subsidiary of Deutsche Bank AG, an international commercial and investment banking group that is engaged in a wide range of financial services, including investment management, mutual fund, retail, private and commercial banking, investment banking and insurance. DeAM provides a full range of investment advisory services to retail and institutional clients.

Comment 6 - page 3 "Subadvisory Arrangements and Management Biographies." Under Western Asset Management Company, remove the first sentence of the description that states "Western is one of the world's leading investment management firms." The sentence is speculative and misleading.

Response 6 - The above-referenced sentence has been removed.

PART C

Comment 7 - page 20 "Item 25. Indemnification." If JHT files a subsequent 485(a) filing and requests acceleration, confirm that Part C contains disclosure that states that the trustees are not indemnified from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties, in accordance with Rule 461(c) under the Securities Act.

Response 7 - The disclosure in Item 25 of Part C, reproduced below, confirms that there is no instrument that indemnifies the trustees from willful misfeasance, bad faith, gross negligence or reckless disregard of their duties:

          Sections 6.4 and 6.5 of the Agreement and Declaration of Trust of the Registrant provide that the Registrant shall indemnify each of its Trustees and officers against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and against all expenses, including but not limited to accountants and counsel fees, reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Trustee or officer may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except that indemnification shall not be provided if it shall have been finally adjudicated in a decision on the merits by the court or other body before which the proceeding was brought that such Trustee or officer (i) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Per the SEC staff's request, JHT acknowledges the following:

     - JHT is responsible for the adequacy and accuracy of the disclosure in Amendment No. 76;

     - Staff comments or changes to disclosure in response to staff comments on Amendment No. 76 do not foreclose the Commission from taking any action with respect to Amendment No. 76; and

     - JHT may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


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Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,


/s/ David D. Barr
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David D. Barr
Counsel and Assistant Secretary

cc: Alison White, SEC Examiner


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